Title of Each Class of Securities Offered	Amount of Securities to be Registered(1)	Aggregate Market Price(2)	Amount of Registration Fee(3)
Market Vectors - Double Long Euro ETNs due April 30, 2020	466,000	$11,020,900	$1,280.63

(1)   The amount of securities to be registered relates to $18,640,000 principal amount of Market Vectors - Double Long Euro ETNs due April 30, 2020 issued by Morgan Stanley (the “ETNs”) that were previously registered but which were not sold to the public as of November 19, 2014 and that are being offered pursuant to this Amendment No. 2 to Pricing Supplement No. 4. This $18,640,000 principal amount of ETNs were included in Morgan Stanley’s registration of $50,000,000 principal amount of the ETNs pursuant to Pricing Supplement No. 624 filed pursuant to 424(b)(2) on May 7, 2008 (the “2008 Pricing Supplement”) to a Registration Statement on Form S-3 (No. 333-131266) filed by Morgan Stanley on January 25, 2006 and Amendment No. 1 to Pricing Supplement No. 22 filed pursuant to 424(b)(2) on December 23, 2011 (the “2011 Pricing Supplement”) to a Registration Statement on Form S-3 (No. 333-178081) filed by Morgan Stanley on November 21, 2011.

(2)   Calculated in accordance with Rule 457(c) of the Securities Act of 1933 based on $23.65 per note, which is the average of the high and low prices reported on the NYSE Arca on November 13, 2014.

(3)   Morgan Stanley has previously paid aggregate Registration Fees of $1,965 with respect to the ETNs in connection with the filing of the 2008 Pricing Supplement.  As of December 23, 2011, $1,911.55 of these fees were unused, as they related to the registration of ETNs that had not been sold to the public.  Pursuant to Rule 457(p) under the Securities Act of 1933, Morgan Stanley carried forward these unused filing fees to offset the entire $1,462.62 Registration Fee due upon the filing of the 2011 Pricing Supplement, resulting in $448.93 of remaining unused filing fees.  Pursuant to Rule 457(p) under the Securities Act of 1933, these remaining unused filing fees have been carried forward and offset $448.93 due for this offering.  The balance of the registration fee is $831.70.

Amendment No. 2 Pricing Supplement No. 4 Registration Statement No. 333-200365 Dated November 19, 2014 Filed pursuant to Rule 424(b)(2)

Market Vectors - Double Long Euro ETNs due April 30, 2020

Based on the Performance of the Double Long Euro Index Issued by Morgan Stanley

Market Vectors – Double Long Euro ETNs issued by Morgan Stanley (“ETNs”) are exchange-traded notes that offer the opportunity for investors to receive at maturity, or upon an earlier request by investors that Morgan Stanley repurchase a minimum of 50,000 ETNs, an amount of cash that may be more or less than the stated principal amount based on the positive or negative performance of the Double Long Euro Index (the “Index”).  The Index is intended to be an investable alternative to a two-times leveraged, long investment in the value of the euro relative to the U.S. dollar and tracks the value of the spot exchange rate with financing adjustments, as further described herein.  As the Index is two-times leveraged, for every 1% strengthening of the euro relative to the U.S. dollar, the level of the Index will increase by 2%, while for every 1% weakening of the euro relative to the U.S. dollar, the Index will decrease by 2%, before taking into account the total return factor and the interest rate-related aspect of the forward contracts described herein.  As a total return index, the value of the Index on each day also includes daily interest that is deemed to accrue at the then-current overnight Federal Funds Open Rate.  Unlike ordinary debt securities, the ETNs do not pay interest and do not guarantee any return of principal at maturity.
SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$20,000,000(1)
Issue price:	Prevailing market prices(1)
Stated principal amount:	$40 per ETN
Interest:	None
Inception date:	May 6, 2008
Settlement date:	May 12, 2008
Maturity date:	April 30, 2020, subject to postponement for non-trading days, and subject to acceleration, as described below under “Specific Terms of the ETNs – Payment at Maturity”.
Underlying index:	Double Long Euro Index
Payment at maturity:
If you hold your ETNs to maturity, you will receive a cash payment at maturity equal to the principal amount of your ETNs times the index factor minus the aggregate investor fee, each as determined on the final valuation date.

Index factor:	On any given day will be equal to the index closing value on that day divided by the initial index value.
Initial index value:	The index closing value on the inception date
Investor fee:
The investor fee is calculated on a daily basis at a rate of 0.65% per annum based on the principal amount of your ETNs times the index factor, in the following manner:

The investor fee on the inception date will equal zero.  On each subsequent calendar day until maturity or earlier repurchase by us of the ETNs, the investor fee will increase by an amount equal to (i) 0.65% times (ii) the principal amount of your ETNs times (iii) the index factor on that day (or, if such day is not an index business day, the index factor on the immediately preceding index business day) divided by (iv) 365.

Because the investor fee reduces the amount of your return at maturity (including upon acceleration) or upon any repurchase by us, the level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to your ETNs in order for you to receive at least the return of your investment in the ETNs at maturity or upon any repurchase.  If the level of the Index decreases or does not increase sufficiently from the time you purchase your ETNs, you will receive less than your investment in the ETNs at maturity or upon any repurchase by us.

Repurchase of ETNs:
Subject to the requirements described below, you may require us to repurchase 50,000 or more of your ETNs during the term of the ETNs on any repurchase date beginning May 16, 2008.  If you require us to repurchase your ETNs prior to maturity, you will receive a cash payment equal to the principal amount of your ETNs times the index factor minus the aggregate investor fee, each as determined on the applicable valuation date.

Valuation date:	Each trading day that falls within the period from and excluding the initial settlement date to and including the final valuation date
Final valuation date:	April 27, 2020, subject to adjustment for non-trading days
Repurchase date(s):	The third business day following the applicable valuation date
Price event acceleration:
If the closing indicative value of the ETNs is less than or equal to $1.00 per ETN on any index business day, which we refer to as a “price event,” the maturity date of the ETNs will be accelerated and the acceleration amount payable will be determined on the index business day immediately following the day on which the price event occurred.  See “Specific Terms of the ETNs – Price Event Acceleration” in this pricing supplement.

CUSIP:	617480272
Listing:	The ETNs are listed on NYSE Arca, Inc. (“NYSE Arca”) and began trading on the day after the inception date under the ticker symbol “URR.”
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”)

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)	Proceeds to Company(1)
Per ETN	Prevailing market prices	$0	100%
(1)
As of November 19, 2014, approximately $18,640,000 principal amount of the ETNs were held for sale by our affiliate, MS & Co., as agent.  We expect MS & Co. to offer and sell these ETNs to other dealers and investors from time to time. Sales of the ETNs after the inception date have been and will continue to be made at market prices prevailing at the time of sale, or at negotiated prices. We received proceeds equal to 100% of the price at which the ETNs were sold by us. Please see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement for more information on fees we will pay related to the distribution of the ETNs.

The ETNs involve risks not associated with an investment in conventional debt securities.  See “Risk Factors” beginning on page 14.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.
YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.
Prospectus Supplement dated November 19, 2014
Prospectus dated November 19, 2014
The ETNs are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

Investment Overview

The ETNs are based on the performance of the Double Long Euro Index (the “Index”), which is designed to offer investors two-times-leveraged, long exposure to the value of the euro relative to the U.S. dollar and tracks the value of the spot exchange rate with financing adjustments, as further described herein.  On any day, the Index level will reflect the value of a hypothetical investment strategy in which euros are purchased with U.S. dollars on each New York business day that is also a TARGET business day (a “rebalancing day”) and then sold back for U.S. dollars on the following rebalancing day.  In order to achieve the two-times leverage on the Index, the number of U.S. dollars used to purchase euros on each rebalancing day will be double the Index level on such day, thereby doubling the exposure to any movement in the euro/U.S. dollar exchange rate.  The Index finances its leveraged currency exposure by notionally using forward contracts and the pricing of these forward contracts reflects the relative overnight interest rates applicable to borrowings in U.S. dollars and investments in euros.  When the overnight interest rate on euros differs from the overnight interest rate on U.S. dollars, the forward exchange rate (meaning the rate at which euros can be purchased using forward contracts) will be different than the spot exchange rate to reflect that difference in interest rates.  Consequently, the level of the Index will be affected by differences between euro interest rates and U.S. dollar interest rates in addition to any changes in the spot euro/U.S. dollar exchange rate. In addition, because the Index is a total return index, interest is deemed to accrue on the notional amount of the Index on each calendar day at the then-current overnight Federal Funds Open Rate.  At maturity (including upon acceleration) or upon earlier repurchase by us of at least 50,000 ETNs, you will receive an amount of cash based on the positive or negative performance of the Index less an aggregate investor fee.  Excluding the interest rate differential and the total return accrual factor discussed above, if the euro strengthens by 1% relative to the U.S. dollar, the Index level will increase by 2%; while if the euro weakens by 1% relative to the U.S. dollar, the Index level will decrease by 2%.  At maturity (including upon acceleration) or upon an earlier repurchase by us of the ETNs, you will receive less than the purchase price of your ETNs if the value of the Index on the applicable valuation date has decreased or has not increased sufficiently from the time of your purchase to offset the investor fee.  You must be willing to accept the risk of loss of some or all of your investment and to forgo interest payments.

Double Long Euro Index Overview

The Double Long Euro Index was developed by Morgan Stanley and is calculated, maintained and published by Standard & Poor’s® Financial Services LLC (“S&P”).  The Index is intended to be an investable alternative to a two-times leveraged, long investment in the value of the euro relative to the U.S. dollar and tracks the value of rolling one-day forward contracts on the euro.  The Index has a base date of January 2, 1999 and a base value of 100.

Information as of market close on October 31, 2014 based on the indicative closing values of the Index:

Bloomberg Ticker Symbol of the Index:	DLONGEUR
Current Index Closing Value:	127.91
52 Weeks Ago:	150.65
52 Week High (on 3/18/2014):	158.58
52 Week Low (on 10/3/2014):	127.66

November 2014	Page 2

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

The following graph illustrates the trends of the Index and the spot exchange rate between the euro and the U.S. dollar from January 4, 2006 through October 31, 2014. For all periods represented in the graph, the closing values of the Index used to calculate the percentage changes are hypothetical values retrospectively calculated by S&P using the same methodology as is currently employed for calculating the Index based on historical data.  The indicative performance of the Index and the spot exchange rate should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on any date or its correlation with the spot exchange rate between the euro and the U.S. dollar.

Indicative Performance of the Index and the Euro/U.S. Dollar Spot Exchange Rate From January 4, 2006 to October 31, 2014

S&P will publicly disseminate the value of the Index approximately every 15 seconds from 9:30 a.m. to 4:00 p.m., New York time, on each index business day, and will publish a daily closing value of the Index, calculated based on data taken at 4:00 p.m., New York time, on each index business day.

Additionally, an intraday indicative value meant to approximate the intrinsic economic value of the ETNs will be calculated and disseminated every 15 seconds under the Bloomberg ticker symbol “URRIV.”  On each index business day, the closing indicative value of the ETNs will also be calculated and published.

The indicative value calculation will be provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale or termination of your ETNs, nor will it reflect transaction costs, credit considerations, market liquidity or bid-offer spreads. The actual trading price of the ETNs may vary significantly from their indicative value.

November 2014	Page 3

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

Key Investment Rationale

Exposure to currencies is a component of portfolio diversification.  Investors can use the ETNs to gain two-times-leveraged, long exposure to the euro relative to the U.S. dollar and to achieve portfolio diversification from traditional fixed income / equity investments.

Access and Upside and Downside Leverage
▪ The ETNs provide investors with cost-effective access to a two-times-leveraged, long exposure to the performance of the euro relative to the U.S. dollar, via the Index.

▪ The Index is rebalanced daily to maintain two-times leverage with regard to the Index level as the euro/U.S. dollar exchange rate moves up and down each day.

▪ Investors are exposed to two times any adverse changes in the euro/U.S. dollar exchange rate.

Summary of Selected Key Risks (see page 14)

▪	No guaranteed return of principal

▪	No interest payments

▪	A 1% decline in the value of the euro relative to the U.S. dollar will generally cause a 2% decline in the Index level.

▪
Because of the investor fee, you may receive less than the amount of your initial investment in the ETNs at maturity or upon our earlier repurchase, even if the level of the Index on the applicable valuation date exceeds the value of the Index at the time of your investment.

▪
The daily rebalancing of the Index may dampen the positive effect on the Index level of increases in the euro’s value relative to the U.S. dollar, or it may amplify the negative impact on the Index level of decreases in the euro’s value relative to the U.S. dollar.

▪	The ETNs are subject to significant currency exchange risk, which is magnified by the two-times-leverage factor, and which could materially and adversely affect the value of your ETNs.

▪	The currency exposure achieved by the Index is limited to a single currency and therefore exposes you to significant non-diversified currency risk.

▪
The Index level will be adversely affected to the extent that the interest rate on U.S. dollars is greater than the interest rate on euros at any time during the term of the ETNs, as the pricing of the forward contracts reflected in the Index will be affected by that interest rate differential.

▪	As the Index is a total return index, the value of the Index will be adversely affected by a decrease in the overnight Federal Funds Open Rate.

▪	The ETNs only trade during business hours of NYSE Arca, while the currency forward contract market trades around-the-clock.

▪	In order to require us to repurchase your ETNs, you must make the request with respect to at least 50,000 ETNs.

▪	Not equivalent to investing in the Index or in spot transactions in the euro

▪	The market price of the ETNs will be influenced by many unpredictable factors, including the value and volatility of the Index and the currency forward contracts underlying the Index.

▪	Suspensions or disruptions of market trading in the currency forward contract markets or the spot markets could adversely affect the price of the ETNs.

▪	Adjustments to the Index by the publisher of the Index could adversely affect the value of the ETNs.

▪
The ETNs are subject to acceleration prior to maturity in certain circumstances and the amount payable to you will be substantially less than the principal amount of your ETNs in the event of a price event acceleration, and may be substantially less than the principal amount of your ETNs due to other acceleration events.

▪	Hedging and trading activity by affiliates of the issuer could potentially affect the value of the ETNs.

▪	Secondary trading may be limited and you could receive less, and possibly significantly less, than the stated principal amount per ETN if you try to sell your ETNs prior to maturity.

▪	The U.S. federal income tax consequences of an investment in the ETNs are uncertain.

▪	Changes in Morgan Stanley’s credit ratings could adversely affect the market value of the ETNs.

▪	Economic interests of the calculation agent may be potentially adverse to your interests.

November 2014	Page 4

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

Fact Sheet

The ETNs offered are senior unsecured obligations of Morgan Stanley, will pay no interest, offer no principal protection and have the terms described in this pricing supplement and the accompanying prospectus supplement and prospectus.  At maturity (including upon acceleration) or upon earlier repurchase by us of at least 50,000 ETNs, an investor will receive a cash payment based on the positive or negative performance of the Index less an aggregate investor fee.  The ETNs are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Because we have provided a summary of the terms of the ETNs in this section, you should read the detailed description of the terms of the ETNs found in “Specific Terms of the ETNs” starting on page 20.

Expected Key Dates
Inception Date:	Settlement Date:	Maturity Date:
May 6, 2008	May 12, 2008	April 30, 2020, subject to postponement for non-trading days
Key Terms
Issuer:	Morgan Stanley
Aggregate principal amount:	$20,000,000(1)
Interest:	None
Issue price:	Prevailing market prices(1)
Stated principal amount:	$40 per ETN
Authorized denominations:	$40 per ETN
Underlying index:	Double Long Euro Index
Payment at maturity:
If you hold your ETNs to maturity, you will receive a cash payment equal to the principal amount of your ETNs times the index factor minus the aggregate investor fee, each as determined on the final valuation date.

Index factor:	The index factor on any given day will be equal to the index closing value on that day divided by the initial index value.
Initial index value:	The index closing value on the inception date
Investor fee:
The investor fee is calculated on a daily basis at a rate of 0.65% per annum based on the principal amount of your ETNs times the index factor, in the following manner:

The investor fee on the inception date will equal zero.  On each subsequent calendar day until maturity or earlier repurchase by us of the ETNs, the investor fee will increase by an amount equal to (i) 0.65% times (ii) the principal amount of your ETNs times (iii) the index factor on that day (or, if such day is not an index business day, the index factor on the immediately preceding index business day) divided by (iv) 365.

Because the investor fee reduces the amount of your return at maturity or upon any repurchase by us, the level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to your ETNs in order for you to receive at least the return of your investment in the ETNs at maturity or upon any repurchase.  If the level of the Index decreases or does not increase sufficiently from the time you purchase your ETNs, you will receive less than your investment in the ETNs at maturity or upon any repurchase by us.

How to request that we repurchase your ETNs:
Subject to the requirements described in more detail below in this pricing supplement, you may require us to repurchase 50,000 or more of your ETNs during the term of the ETNs on any repurchase date beginning May 16, 2008.

To elect to have us repurchase your ETNs on any repurchase date, you must deliver by fax or email an official notice of repurchase, substantially in the form attached as Annex A to this pricing supplement, to us no later than 11:00 a.m., New York City time, on the trading day prior to the applicable valuation date and we must acknowledge receipt of such notice by 4:00 p.m. on such day.  The procedural requirements for exercising the repurchase right are described in more detail under “Specific Term of the ETNs—Repurchase of ETNs” below. If such requirements are not complied with, your ETNs will not be deemed properly designated for repurchase and we will not repurchase your ETNs on the applicable repurchase date. Once given, the notice of repurchase is irrevocable on the day it is given.  If we repurchase your ETNs prior to maturity, you will receive a cash payment equal to the principal amount of your ETNs times the index factor minus the aggregate investor fee, each as determined on the applicable valuation date.  The last day you may deliver a notice of repurchase for the ETNs is April 24, 2020.

Valuation date:	Each trading day that falls within the period from and excluding the initial settlement date to and including the final valuation date
Final valuation date:	April 27, 2020, subject to adjustment for non-trading days
Repurchase date(s):	The third business day following the applicable valuation date
Index business day:	Any day, as determined by the calculation agent, on which the closing value of the Index is calculated and published.
Trading day:	Any day, as determined by the calculation agent, (a) which is an index business day and (b) on which the calculation agent is open for business in New York.
Risk factors:	Please see “Risk Factors” on page 14.

(1)           As of November 19, 2014, approximately $18,640,000 principal amount of the ETNs were held for sale by our affiliate, MS & Co., as agent.  We expect MS & Co. to offer and sell these ETNs to other dealers and investors from time to time.

November 2014	Page 5

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

General Information
Listing:	The ETNs are listed on the NYSE Arca and began trading on the day after the inception date under the ticker symbol “URR.”
CUSIP:	617480272
Tax consideration:	See “United States Federal Taxation” in this pricing supplement.
Trustee:	The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley Capital Services Inc. (“MSCS”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the ETNs will be used primarily for general corporate purposes and in connection with hedging our obligations under the ETNs.  The investor fee covers the costs related to the distribution of the ETNs and includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in managing the hedging of our obligations under the ETNs.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in this pricing supplement.

Price event acceleration:
If the closing indicative value of the ETNs is less than or equal to $1.00 per ETN on any index business day, which we refer to as a “price event,” the maturity date of the ETNs will be accelerated and the acceleration amount payable will be determined on the index business day immediately following the day on which the price event occurred.  See “Specific Terms of the ETNs – Price Event Acceleration” in this pricing supplement.

Plan of distribution:	See “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.
ERISA:	See “ERISA Matters for Pension Plans and Insurance Companies” in this pricing supplement.
Validity of the ETNs:
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the ETNs offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such ETNs will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the ETNs and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014.

Contact:	Investors may contact Van Eck Securities Corporation at (888) 658-8287 ((888) MKT-VCTR).

November 2014	Page 6

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

Hypothetical Payout on the ETNs

At maturity or upon an earlier repurchase by us of at least 50,000 ETNs, you will receive a cash payment equal to (i) the principal amount of the ETNs times (ii) the index factor on the applicable valuation date minus (iii) the aggregate investor fee on the applicable valuation date.

Presented below are hypothetical examples showing the three different structural factors that will affect the Index and the ETNs: (A) changes in the spot euro/U.S. dollar exchange rate; (B) the difference between the overnight euro and U.S. dollar interest rates; and (C) the investor fees.  The numbers in the hypothetical examples below have been rounded for ease of analysis.  The following hypothetical examples are provided for illustrative purposes only.  Actual results will vary.

Examples #1, #2 and #3 below demonstrate how the Index itself is affected by movements in the spot exchange rate and interest rates.  The examples below assume an initial index value of 100.  Because the spot euro/U.S. dollar exchange rate and the relevant interest rates may be subject to significant fluctuations over the term of the ETNs, it is not possible to present a chart or table illustrating the complete range of possible Index levels.  Speculative activity or dislocations in the currency markets may cause the forward exchange rate to diverge from the formula used to calculate the hypothetical forward exchange rates below.  The hypothetical Index levels include the total return interest accrual on an annual basis, but they do not take bid-ask spreads into account.

The first three examples do not address the effect of the investor fee, which reduces the return of the ETNs relative to the simple return of the Index.

A.  Effect of Changes in the Spot Euro/U.S. Dollar Exchange Rate

In Examples 1 and 2, we have assumed that the spot euro/U.S. dollar exchange rate on each day within a given year is the same as the spot euro/U.S. dollar exchange rate at the end of that year.  In addition, in order to isolate the effect of movements in the spot exchange rate on the Index, we have assumed that (1) the overnight euro interest rate and the overnight U.S. dollar interest rate are the same and so do not affect the Index and (2) the Federal Funds Open Rate for purposes of the total return interest accrual is 0% throughout the term of the ETNs (and so these examples do not reflect the beneficial impact of the total return interest accrual factor).  The uniform percentage increases and decreases in the spot exchange rate are presented to illustrate the effect of the leverage and rebalancing on the Index and actual volatility in the spot exchange rate will be more pronounced, which would magnify the effect of these factors on the Index.

November 2014	Page 7

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

EXAMPLE #1:
In this example, the spot euro/U.S. dollar exchange rate increases by 10% each year for the first six years, then decreases by 10% each year for the last six years.  Because of the path the spot exchange rate has taken, the Index declines by 21.72%.

A	B	C	D	E	F	G	H
Year End	Hypothetical Spot Euro/U.S. Dollar Exchange Rate ($/€)	Hypothetical Forward Euro/U.S. Dollar Exchange Rate ($/€)	Hypothetical Index Value	Percentage Change in the Spot Exchange Rate Year Over Year	Percentage Change in the Index Level Year Over Year	Percentage Change in the Spot Exchange Rate from Initial Spot Exchange Rate	Percentage Change in the Hypothetical Index Value from Initial Index Value
-	1.500	1.500	100.00	-	-	-	-
1	1.650	1.650	120.00	10.00%	20.00%	10.00%	20.00%
2	1.815	1.815	144.00	10.00%	20.00%	21.00%	44.00%
3	1.997	1.997	172.80	10.00%	20.00%	33.10%	72.80%
4	2.196	2.196	207.36	10.00%	20.00%	46.41%	107.36%
5	2.416	2.416	248.83	10.00%	20.00%	61.05%	148.83%
6	2.657	2.657	298.60	10.00%	20.00%	77.16%	198.60%
7	2.392	2.392	238.88	-10.00%	-20.00%	59.44%	138.88%
8	2.152	2.152	191.10	-10.00%	-20.00%	43.50%	91.10%
9	1.937	1.937	152.88	-10.00%	-20.00%	29.15%	52.88%
10	1.743	1.743	122.31	-10.00%	-20.00%	16.23%	22.31%
11	1.569	1.569	97.84	-10.00%	-20.00%	4.61%	-2.16%
12	1.412	1.412	78.28	-10.00%	-20.00%	-5.85%	-21.72%

Although the spot euro/U.S. dollar exchange rate only declines by 5.85% from the inception date to maturity, the Index return declines by 21.72% because the notional amount of the forward contracts increased after the spot exchange rate increased in the first six years, thus increasing the adverse effect on the index value, in absolute terms, of the subsequent decreases in the spot exchange rate in the seventh through twelfth years due to the downside leverage even though the increases, in percentage terms, in the first six years are the same as the decreases in the last six years.  For example, the 10% increase in the spot exchange rate between years five and six results in a 49.77 point increase in the Index level, while the next year’s 10% drop in the spot exchange rate more than offsets that gain, resulting in a 59.72 point drop in the Index level.

November 2014	Page 8

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

EXAMPLE #2:
In this example, the spot euro/U.S. dollar exchange rate decreases by 10% each year for the first six years, then increases by 10% each year for the last six years.  Because of the path the spot exchange rate has taken, the Index declines by 21.72%.

A	B	C	D	E	F	G	H
Year End	Hypothetical Spot Euro/U.S. Dollar Exchange Rate ($/€)	Hypothetical Forward Euro/U.S. Dollar Exchange Rate ($/€)	Hypothetical Index Value	Percentage Change in the Spot Exchange Rate Year Over Year	Percentage Change in the Index Level Year Over Year	Percentage Change in the Spot Exchange Rate from Initial Spot Exchange Rate	Percentage Change in the Hypothetical Index Value from Initial Index Value
-	1.500	1.500	100.00	-	-	-	-
1	1.350	1.350	80.00	-10.00%	-20.00%	-10.00%	-20.00%
2	1.215	1.215	64.00	-10.00%	-20.00%	-19.00%	-36.00%
3	1.094	1.094	51.20	-10.00%	-20.00%	-27.10%	-48.80%
4	0.984	0.984	40.96	-10.00%	-20.00%	-34.39%	-59.04%
5	0.886	0.886	32.77	-10.00%	-20.00%	-40.95%	-67.23%
6	0.797	0.797	26.21	-10.00%	-20.00%	-46.86%	-73.79%
7	0.877	0.877	31.46	10.00%	20.00%	-41.54%	-68.54%
8	0.965	0.965	37.75	10.00%	20.00%	-35.70%	-62.25%
9	1.061	1.061	45.30	10.00%	20.00%	-29.27%	-54.70%
10	1.167	1.167	54.36	10.00%	20.00%	-22.19%	-45.64%
11	1.284	1.284	65.23	10.00%	20.00%	-14.41%	-34.77%
12	1.412	1.412	78.28	10.00%	20.00%	-5.85%	-21.72%

Although the spot euro/U.S. dollar exchange rate only declines by 5.85% from the inception date to maturity, the Index return declines by 21.72% because the notional amount of the forward contracts decreased after the spot exchange rate decreased in the first six years, thus lessening the beneficial effect on the index value, in absolute terms, of the subsequent increases in the spot exchange rate in the seventh through twelfth years even though the increases, in percentage terms, in the first six years are the same as the decreases in the last six years. For example, the 10% decrease in the spot exchange rate between years five and six results in a 6.56 point decrease in the Index level, which is not fully offset by the next year’s 10% increase in the spot exchange rate, resulting in only a 5.25 point increase in the Index level.

November 2014	Page 9

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

B.  Effect of Changes in the Overnight Euro and U.S. Dollar Interest Rates

EXAMPLE #3:
In this example, the overnight interest rate on U.S. dollars is higher than the overnight interest rate on euros for all years during the term of the ETNs, leading the Index to decline by 38.73%, even though the spot exchange rate did not change.

In Example #3, we have assumed that the overnight interest rates on U.S. dollars and on euros on each day within a given year are the same as the interest rates at the end of that year.  In addition, for purposes of illustrating the effect of the interest rate differential independent of changes in the spot euro/U.S. dollar exchange rate, we have assumed that (1) the spot euro/U.S. dollar exchange rate stays constant throughout the term of the ETNs and (2) the Federal Funds Open Rate is zero throughout the term of the ETNs (and so this example assumes there is no total return interest rate accrual).

A	B	C	D	E	F	G
Year End	Hypothetical Overnight Interest Rate on Euros	Hypothetical Overnight Interest Rate on U.S. Dollars	Hypothetical Spot Euro/U.S. Dollar Exchange Rate ($/€)	Hypothetical Forward Euro/U.S. Dollar Exchange Rate ($/€)	Hypothetical Index Value	Percentage Change in the Hypothetical Index Value from Initial Index Value
-	2%	4%	1.50	1.53	100.00	-
1	2%	4%	1.50	1.53	96.00	-4.00%
2	2%	4%	1.50	1.53	92.16	-7.84%
3	2%	4%	1.50	1.53	88.47	-11.53%
4	2%	4%	1.50	1.53	84.93	-15.07%
5	2%	4%	1.50	1.53	81.54	-18.46%
6	2%	4%	1.50	1.53	78.28	-21.72%
7	2%	4%	1.50	1.53	75.14	-24.86%
8	2%	4%	1.50	1.53	72.14	-27.86%
9	2%	4%	1.50	1.53	69.25	-30.75%
10	2%	4%	1.50	1.53	66.48	-33.52%
11	2%	4%	1.50	1.53	63.82	-36.18%
12	-	-	1.50	-	61.27	-38.73%

Although the spot exchange rate remained constant throughout the term of the ETNs, the index value decreased by 38.73% because, for most years, the hypothetical overnight interest rate on U.S. dollars was greater than the hypothetical overnight interest rate on euros, which means the forward exchange rate was greater than the spot exchange rate.  That difference between the forward exchange rate and the spot exchange rate led the hypothetical investment strategy reflected in the Index to lose money by buying euros at a higher price than the price for which they could be sold.

C.  Effect of the Investor Fees

Examples #4 through #8 below show how the payout on the ETNs is calculated, which demonstrate the effect of the investor fees in different circumstances.  The examples below are based on (1) a hypothetical initial index value of 100, (2) $40 stated principal amount for each ETN and (3) the investor fee of 0.65% per annum.  In these examples, we have assumed that the index closing value on each day within a given year is the same as the level on the year end and, therefore, that daily investor fees on each day within a given year will be the same as the daily investor fees on the year end.  Because the level of the Index may be subject to significant fluctuations over the term of the ETNs, it is not possible to present a chart or table illustrating the complete range of possible payout on the ETNs.

November 2014	Page 10

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

EXAMPLE #4:	The Index appreciates 120%. Investors receive a 107.13% return on the ETNs.

A	B	C	D	E	F	G	H
Year End	Hypothetical Index Value	Hypothetical Index Factor	Hypothetical Investor Fees for the Applicable Year Only	Hypothetical Cumulative Investor Fees	Hypothetical Amount Payable for each $40 Principal Amount of your ETNs	Return on the ETNs	Percentage Change in the Hypothetical Index Value from Initial Index Value
A	B	B/Initial Index Value	0.65% x Principal x C	Running Total of D	(Principal x C) – E	[(F/Principal) – 1]x100%	[(B/Initial Index Value)-1]x100%
1	110	1.1	$0.29	$0.29	$43.71	9.28%	10.0%
2	120	1.2	$0.31	$0.60	$47.40	18.50%	20.0%
3	130	1.3	$0.34	$0.94	$51.06	27.65%	30.0%
4	140	1.4	$0.36	$1.30	$54.70	36.75%	40.0%
5	150	1.5	$0.39	$1.69	$58.31	45.78%	50.0%
6	160	1.6	$0.42	$2.11	$61.89	54.73%	60.0%
7	170	1.7	$0.44	$2.55	$65.45	63.63%	70.0%
8	180	1.8	$0.47	$3.02	$68.98	72.45%	80.0%
9	190	1.9	$0.49	$3.51	$72.49	81.23%	90.0%
10	200	2.0	$0.52	$4.03	$75.97	89.93%	100.0%
11	210	2.1	$0.55	$4.58	$79.42	98.55%	110.0%
12	220	2.2	$0.57	$5.15	$82.85	107.13%	120.0%

In Example 4, although the Index has appreciated 120% at maturity, you would receive a 107.13% return on your investment in the ETNs because of the effect of the investor fees.

November 2014	Page 11

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

EXAMPLE #5:	The Index depreciates 60%, while the negative return to you is approximately – 65.28% due to the investor fees.

A	B	C	D	E	F	G	H
Year End	Hypothetical Index Value	Hypothetical Index Factor	Hypothetical Investor Fees for the Applicable Year Only	Hypothetical Cumulative Investor Fees	Hypothetical Amount Payable for each $40 Principal Amount of your ETNs	Return on the ETNs	Percentage Change in the Hypothetical Index Value from Initial Index Value
A	B	B/Initial Index Value	0.65% x Principal x C	Running Total of D	(Principal x C) – E	[(F/Principal) –1]x100%	[(B/Initial Index Value)-1]x100%
1	95	0.95	$0.25	$0.25	$37.75	-5.63%	-5.0%
2	90	0.90	$0.23	$0.48	$35.52	-11.20%	-10.0%
3	85	0.85	$0.22	$0.70	$33.30	-16.75%	-15.0%
4	80	0.80	$0.21	$0.91	$31.09	-22.28%	-20.0%
5	75	0.75	$0.20	$1.11	$28.89	-27.78%	-25.0%
6	70	0.70	$0.18	$1.29	$26.71	-33.23%	-30.0%
7	65	0.65	$0.17	$1.46	$24.54	-38.65%	-35.0%
8	60	0.60	$0.16	$1.62	$22.38	-44.05%	-40.0%
9	55	0.55	$0.14	$1.76	$20.24	-49.40%	-45.0%
10	50	0.50	$0.13	$1.89	$18.11	-54.73%	-50.0%
11	45	0.45	$0.12	$2.01	$15.99	-60.03%	-55.0%
12	40	0.40	$0.10	$2.11	$13.89	-65.28%	-60.0%

In Example 5, the negative return on the investment in the ETNs as a result of a decline in the value of the Index is exacerbated by the effect of the investor fees.

EXAMPLE #6:
The Index initially appreciates steadily to reach 150% of the initial index value but depreciates during the remainder of the term and finally closes at 105% of the initial index value.  Because of the path the Index level has taken, you receive a negative return of approximately – 4.85%.

A	B	C	D	E	F	G	H
Year End	Hypothetical Index Value	Hypothetical Index Factor	Hypothetical Investor Fees for the Applicable Year Only	Hypothetical Cumulative Investor Fees	Hypothetical Amount Payable for each $40 Principal Amount of your ETNs	Return on the ETNs	Percentage Change in the Hypothetical Index Value from Initial Index Value
A	B	B/Initial Index Value	0.65% x Principal x C	Running Total of D	(Principal x C) – E	[(F/Principal) –1]x100%	[(B/Initial Index Value)-1]x100%
1	110	1.10	$0.29	$0.29	$43.71	9.28%	10.0%
2	120	1.20	$0.31	$0.60	$47.40	18.50%	20.0%
3	130	1.30	$0.34	$0.94	$51.06	27.65%	30.0%
4	140	1.40	$0.36	$1.30	$54.70	36.75%	40.0%
5	150	1.50	$0.39	$1.69	$58.31	45.78%	50.0%
6	140	1.40	$0.36	$2.05	$53.95	34.88%	40.0%
7	135	1.35	$0.35	$2.40	$51.60	29.00%	35.0%
8	130	1.30	$0.34	$2.74	$49.26	23.15%	30.0%
9	125	1.25	$0.33	$3.07	$46.93	17.33%	25.0%
10	120	1.20	$0.31	$3.38	$44.62	11.55%	20.0%
11	110	1.10	$0.29	$3.67	$40.33	0.82%	10.0%
12	105	1.05	$0.27	$3.94	$38.06	-4.85%	5.0%

In Example 6, although the Index has appreciated 5% at maturity, the investment would result in a negative return of approximately – 4.85% because of the effect of the investor fees and you would receive less than the stated principal amount of the ETNs at maturity.

November 2014	Page 12

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

In each of Examples 7 and 8, the Index appreciates 25%, but the return on the ETNs is different, because the investor fees vary depending on the level of the Index over the term of the ETNs.

EXAMPLE #7:
The Index appreciates steadily during the early years, then depreciates, and finally closes at 125% of the initial index value. Because of the investor fee, you receive an approximately 16.23% return on the ETNs.

A	B	C	D	E	F	G	H
Year End	Hypothetical Index Value	Hypothetical Index Factor	Hypothetical Investor Fees for the Applicable Year Only	Hypothetical Cumulative Investor Fees	Hypothetical Amount Payable for each $40 Principal Amount of your ETNs	Return on the ETNs	Percentage Change in the Hypothetical Index Value from Initial Index Value
A	B	B/Initial Index Value	0.65% x Principal x C	Running Total of D	(Principal x C) – E	[(F/Principal) –1]x100%	[(B/Initial Index Value)-1]x100%
1	102	1.02	$0.27	$0.27	$40.53	1.32%	2.0%
2	105	1.05	$0.27	$0.54	$41.46	3.65%	5.0%
3	108	1.08	$0.28	$0.82	$42.38	5.95%	8.0%
4	110	1.10	$0.29	$1.11	$42.89	7.22%	10.0%
5	113	1.13	$0.29	$1.40	$43.80	9.50%	13.0%
6	115	1.15	$0.30	$1.70	$44.30	10.75%	15.0%
7	118	1.18	$0.31	$2.01	$45.19	12.98%	18.0%
8	112	1.12	$0.29	$2.30	$42.50	6.25%	12.0%
9	113	1.13	$0.29	$2.59	$42.61	6.52%	13.0%
10	113	1.13	$0.29	$2.88	$42.32	5.80%	13.0%
11	114	1.14	$0.30	$3.18	$42.42	6.05%	14.0%
12	125	1.25	$0.33	$3.51	$46.49	16.23%	25.0%

EXAMPLE #8:
The Index initially appreciates sharply to reach 220% of the initial index value, then depreciates, and finally closes at 125% of the initial index value. In this example, because of the path the Index has taken, you receive a return of approximately 11.75% on the ETNs, which is lower than in Example 7.

A	B	C	D	E	F	G	H
Year End	Hypothetical Index Value	Hypothetical Index Factor	Hypothetical Investor Fees for the Applicable Year Only	Hypothetical Cumulative Investor Fees	Hypothetical Amount Payable for each $40 Principal Amount of your ETNs	Return on the ETNs	Percentage Change in the Hypothetical Index Value from Initial Index Value
A	B	B/Initial Index Value	0.65% x Principal x C	Running Total of D	(Principal x C) – E	[(F/Principal) – 1]x100%	[(B/Initial Index Value)-1]x100%
1	120	1.20	$0.31	$0.31	$47.69	19.23%	20.0%
2	160	1.60	$0.42	$0.73	$63.27	58.18%	60.0%
3	200	2.00	$0.52	$1.25	$78.75	96.88%	100.0%
4	220	2.20	$0.57	$1.82	$86.18	115.45%	120.0%
5	210	2.10	$0.55	$2.37	$81.63	104.08%	110.0%
6	200	2.00	$0.52	$2.89	$77.11	92.78%	100.0%
7	190	1.90	$0.49	$3.38	$72.62	81.55%	90.0%
8	180	1.80	$0.47	$3.85	$68.15	70.38%	80.0%
9	160	1.60	$0.42	$4.27	$59.73	49.33%	60.0%
10	140	1.40	$0.36	$4.63	$51.37	28.43%	40.0%
11	130	1.30	$0.34	$4.97	$47.03	17.58%	30.0%
12	125	1.25	$0.33	$5.30	$44.70	11.75%	25.0%

Although the Index has appreciated 25% at maturity in each of Examples 7 and 8 above, the return on the ETNs at maturity in Example 7 and Example 8 is different because of the different path the Index level has taken in each of the examples.  As the investor fees are calculated and accrued on a daily basis, the investor fees on the ETNs will be higher if the Index level over the term of the ETNs remained higher.

November 2014	Page 13

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

Risk Factors

The ETNs are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the ETNs.  Accordingly, investors should consult with their own financial and legal advisors as to the risks entailed by an investment in the ETNs and the suitability of such ETNs in light of the investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the ETNs.  You should carefully consider whether the ETNs are suited to your particular circumstances before you decide to purchase them.

Structure Specific Risk Factors

▪
The ETNs do not pay interest nor guarantee return of principal. The terms of the ETNs differ from those of ordinary, unsecured debt securities in that the ETNs neither pay interest nor guarantee payment of the stated principal amount at maturity (including upon acceleration) or upon an earlier repurchase.  The amount you will be paid on your ETNs at the stated maturity date or on any earlier repurchase date will depend on the index closing value on the applicable valuation date and on the amount of investor fees that will have accumulated with respect to your ETNs.  Depending on the index closing level on the applicable valuation date, you could lose a substantial portion or even all of your investment.

▪
If the euro depreciates against the dollar, the Index will generally go down by twice as much.  The number of euros purchased in the hypothetical investment strategy tracked by the Index is double the index closing level for the previous day.  As a result, any movement in the euro/U.S. dollar exchange rate will have a two-times-leveraged impact on the Index level.  For every 1% that the euro depreciates against the U.S. dollar, the Index level will decline by 2% (excluding the effect of any interest rate differential on the price of forward contracts and the total return accrual factor). As a result of this downside leverage, you could suffer significant losses on your investment in the ETNs should the euro weaken against the U.S. dollar.

▪
Even if the level of the Index on the applicable valuation date exceeds the index value at the time of your investment, you may receive less than the purchase price of your ETNs. Investor fees accumulate on a daily basis, which will reduce the value of your investment at all times.  In addition, because the investor fees reduce the amount of payment you may receive at maturity (including upon acceleration) or upon any earlier repurchase, the level of the Index on the applicable valuation date must increase sufficiently from the time you purchased your ETNs to compensate for the deduction of fees in order for you to receive at least the purchase price of your ETNs at maturity or upon our earlier repurchase.  In addition, since the investor fees for your ETNs will be calculated based on the index closing value on each day over the term of the ETNs, higher index closing values on any date prior to the applicable valuation date will result in higher investor fees and lower returns for your ETNs.

▪
The daily leveraged rebalancing of the Index will mitigate the positive impact on the Index of the euro appreciating against the U.S. dollar after a period of declines in the Index level, and it will exacerbate the negative impact on the Index of the euro depreciating against the U.S. dollar after a period of increases in the Index level. If the Index level decreases, the notional amount of the hypothetical spot investment reflected in the Index will decrease, which will decrease the positive impact of any subsequent appreciation of the euro relative to the U.S. dollar as the upside leverage will be based, at that time, upon a lower base level of the Index.  Conversely, if the Index level increases, the notional amount of the hypothetical spot investment will increase, which, due to the larger impact the downside leverage would have from a higher Index level, will increase the negative impact of any subsequent decline in the euro’s value relative to the U.S. dollar.  Accordingly, volatility in the euro/U.S. dollar exchange rate will adversely affect the Index as a result of the daily leveraged rebalancing of the Index.  See “Hypothetical Payout on the ETNs”.

▪
The ETNs are subject to significant currency exchange risk, which is magnified by the two-times-leverage factor, and which could materially and adversely affect the value of your ETNs.  Fluctuations in the euro/U.S. dollar exchange rate will primarily affect the value of your ETNs.  The euro has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant

November 2014	Page 14

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

fluctuations in the future.  Previous fluctuations or periods of relative stability in the exchange rate of the euro and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the ETNs.  The exchange rate between the euro and the U.S. dollar is the result of the supply of, and the demand for, those currencies.  Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the countries comprising the Eurozone and the United States, including economic and political developments in other countries.  Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the countries comprising the Eurozone and in the United States, each of which is in turn sensitive to the monetary, fiscal and trade policies pursued by the countries comprising the Eurozone, the United States and other jurisdictions important to international trade and finance.  Because the daily rebalancing of the Index has the effect of increasing the Index’s exposure to declines in the euro/U.S. dollar exchange rate after the Index has gone up and of decreasing the Index’s exposure to increases in the euro/U.S. dollar exchange rate after the Index has gone down, rapid or severe fluctuations in the euro/U.S. dollar exchange rate can have an adverse effect on the Index level and the ETNs.  Furthermore, the Index’s two-times leverage factor will double the negative impact of any depreciation of the euro relative to the U.S. dollar on the Index level.

▪
The currency exposure achieved by the Index is limited to a single currency and therefore exposes you to significant non-diversified currency risk.  The ETNs are linked to the performance of a single underlying currency, the euro, and therefore, are subject to risk of significant adverse fluctuations in the performance of the underlying currency.  By offering these ETNs, we are not expressing a view as to whether the euro will appreciate or depreciate against the U.S. dollar and we or our affiliates may release research or recommendations that are inconsistent with purchasing or holding the ETNs.  The ETNs do not provide diversified exposure to currencies generally.

▪
Increases in the U.S. dollar interest rate relative to the euro interest rate may adversely affect the Index level.  The degree to which the forward exchange rate (the rate at which dollars may be exchanged for euros under forward contracts) will be above or below the spot exchange rate is primarily determined by the difference between the overnight interest rate on U.S. dollars and the overnight interest rate on euros.  Generally speaking, if the interest rate on U.S. dollars is higher than the interest rate on euros, the forward exchange rate to purchase euros will be above the spot exchange rate.  In such case, if the euro/U.S. dollar exchange rate stays constant, the Index level will decline (excluding the total return component of the Index), and the size of the impact will depend on the size of the interest rate differential.

▪
Because the Index is a total return index, the value of the Index will be negatively affected by a decrease in the overnight Federal Funds Open Rate.  As a total return index, the value of the Index is deemed to include interest that accrues daily at the overnight Federal Funds Open Rate on the notional amount of the Index.  Any decrease in the Federal Funds Open Rate would adversely affect the total return accrual factor and, consequently, the value of the Index and the ETNs.

▪
The ETNs only trade during business hours of NYSE Arca, while the currency forward contract market trades around-the-clock. Because the currency forward contract market is a global, around-the-clock market, the hours of trading for the ETNs will not conform to the hours during which futures contracts on the euro and the U.S. dollar are traded.  Consequently, significant price and rate movements may take place in the currency forward contract market that may adversely affect the price of the ETNs at a time when you cannot trade in the ETNs.  This could prevent you from avoiding significant losses.

▪
In order to require us to repurchase your ETNs, you must make the request with respect to at least 50,000 ETNs.  If you have less than 50,000 ETNs, you will have to sell them in the market.  Although the market price of ETNs should generally track the performance of the Index less aggregate investor fees, we can give you no assurance that the ETNs will not trade at a discount from the value an investor would receive upon our repurchase.

November 2014	Page 15

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

▪
Not equivalent to investing in the Index, the currency forward contracts or in spot transactions in the underlying currency.  Investing in the ETNs is not equivalent to investing in the Index or the currency forward contracts that underlie the Index or in the spot transactions in the underlying currency.

▪
The ETNs are subject to acceleration prior to maturity and, in the case of a price event acceleration, you will receive substantially less than the stated principal amount of your ETNs.  The maturity of the ETNs will be accelerated if (i) the closing indicative value of the ETNs falls to or below $1.00 on any index business day between the inception date and the final valuation date (a “price event acceleration”), (ii) there is an event of default with respect to the ETNs, or (iii) the calculation agent determines that the Index is discontinued and that there is no successor index and such discontinuance is continuing.  In the event of a price event acceleration, the amount payable to you will be determined on the index business day immediately following the day on which the price event occurred and will be substantially less than the stated principal amount of your ETNs and could be zero if the value of the Index drops precipitously.  In the event of any other acceleration of the ETNs, the amount payable to you may be substantially less than the stated principal amount of your ETNs.

▪
The market price of the ETNs will be influenced by many unpredictable factors, including the value and volatility of the Index and the currency forward contracts underlying the Index.  Numerous factors will influence the value of the ETNs in the secondary market.  These include: (i) spot and forward exchange rates; (ii) intervention in the currency markets by the governments or monetary authorities of the countries comprising the Eurozone, the United States or other countries; (iii) interest rate levels in the United States and the countries comprising the Eurozone and the differentials between such levels; (iv) volatility of exchange rates; (v) geopolitical conditions and economic, financial, regulatory, political, judicial or other events that affect foreign exchange markets; (vi) availability of comparable instruments; and (vii) Morgan Stanley’s creditworthiness.  In addition, because the Index is a total return index with interest deemed to accrue on the notional amount of the Index, the changes in the overnight Federal Funds Open Rate could also adversely affect the value of the Index and, accordingly, of the ETNs.  As a result, the market value of the ETNs will vary and may be less than the price at which you purchased your ETNs at any time.

▪
Suspensions or disruptions of market trading in the currency forward contract markets or the spot markets could adversely affect the price of the ETNs.  The euro forward markets and the spot currency markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  These circumstances could adversely affect the value of the Index and, therefore, the value of the ETNs.

▪
Hedging and trading activity by affiliates of the issuer could potentially affect the value of the ETNs.  MS & Co. and other affiliates of ours will carry out hedging activities related to the ETNs, including engaging in spot currency transactions and/or trading in the currency forward contracts underlying the Index.  MS & Co. and some of our other subsidiaries also engage in spot currency transactions and trade in currency forward contracts or financial instruments related to the Index or the prices of the currency forward contracts underlying the Index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the day you purchase your ETNs could potentially increase the index value at the time of your purchase and, accordingly, increase the value at which the Index must close before you would receive at maturity or upon any earlier repurchase or sale in the market, an amount in cash worth as much as or more than the purchase price of your ETNs.  Any of the hedging or trading activities during the term of the ETNs could potentially adversely affect the value of the Index on any valuation date, and accordingly the amount of cash you would receive at maturity (including upon an acceleration event), upon a resale of the ETNs in the secondary market or upon our earlier repurchase of the ETNs.

▪
Secondary trading may be limited and you could receive less, and possibly significantly less, than the stated principal amount per ETN if you try to sell your ETNs prior to maturity. Although the ETNs are listed on the NYSE Arca under the symbol “URR,” no assurance can be given that a secondary market will exist and even if there is a secondary market, it may not provide significant liquidity.  If there is insufficient liquidity in the secondary market, the price at which you would be able to

November 2014	Page 16

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

sell your ETNs would likely be lower than if an active market existed.  Furthermore, while we expect that the ETNs not sold on the inception date will be sold to the public from time to time, we cannot give you any assurance that there will be a demand for them; in which case the liquidity in the market could be limited to the number of ETNs initially sold, or fewer, to the extent that any ETNs are repurchased by us or our affiliates.

Other Risk Factors

▪
The U.S. federal income tax consequences of an investment in the ETNs are uncertain. Please read the discussion under “United States Federal Taxation” in this pricing supplement concerning certain federal tax consequences of an investment in the ETNs.  As discussed herein, although the matter is unclear, we intend to take the position for purposes of complying with any U.S. federal income tax reporting requirements that each ETN is a “foreign currency contract” subject to mark-to-market treatment under Section 1256 of the Internal Revenue Code of 1986, as amended (the “Code”).  Under this treatment, a U.S. Holder  (as defined below) of an ETN would recognize gain or loss at the close of each taxable year for which it holds the ETN as if the ETN were sold for its fair market value on the last business day of such taxable year.  Any gain or loss recognized by a U.S. Holder with respect to the ETN generally will be ordinary income or loss unless an election under Section 988(a)(1)(B) of the Code to treat such gain or loss as capital gain or loss is available and the U.S. Holder makes such election before the close of the day on which the U.S. Holder purchases the ETN.  It is unclear whether the Section 988 election described in the previous sentence is available for the ETNs, and U.S. Holders should consult their tax advisers regarding the possibility and advisability of making the election described above.  See “United States Federal Taxation – Tax Consequences to U.S. Holders – Tax Treatment of the ETNs – Character of Gain or Loss” in this pricing supplement.  Even if an election is available and validly made, an investment in the ETNs could be treated as a “conversion transaction” under Section 1258 of the Code, in which case a portion of any gain would be treated as ordinary income.

If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the ETNs, the timing and character of income on the ETNs might differ significantly from the tax treatment described in this pricing supplement.  We do not plan to request a ruling from the IRS regarding the tax treatment of the ETNs, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ETNs, possibly with retroactive effect.  In 2007, the IRS also issued a revenue ruling holding that a financial instrument, which is issued and redeemed for U.S. dollars but provides a return determined by reference to a foreign currency and related market interest rates, is a debt instrument denominated in the foreign currency.  While the ETNs are distinguishable in meaningful respects from the instrument described in the revenue ruling, future guidance that extends the scope of the revenue ruling could materially and adversely affect the tax consequences of an investment in the ETNs for U.S. Holders, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders  (as defined below) should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the ETNs, including possible alternative

November 2014	Page 17

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

treatments, the issues presented by the notice and revenue ruling, and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

November 2014	Page 18

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

▪
Changes in Morgan Stanley’s credit ratings could adversely affect the market value of the ETNs. Investors are subject to the credit risk of Morgan Stanley. Any decline in the issuer’s credit ratings may adversely affect the market value of the ETNs.

▪
Economic interests of the calculation agent may be potentially adverse to your interests.  The economic interests of the calculation agent are potentially adverse to your interests as an investor in the ETNs.  As calculation agent, MSCS has determined the initial index value and will determine the index closing value on the applicable valuation date and the aggregate investor fee, and calculate the payment you will receive at maturity (including upon acceleration) or upon an earlier repurchase of the ETNs.  Determinations made by MSCS in its capacity as calculation agent may affect the payout to you at maturity (including upon acceleration) or upon an earlier repurchase of the ETNs.

November 2014	Page 19

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

Specific Terms of the ETNs

In this section, references to “holders” mean those who own the ETNs registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the ETNs registered in street name or in the ETNs issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the ETNs should read the section entitled “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

The accompanying prospectus and prospectus supplement contain a detailed summary of additional provisions of the ETNs and of the senior indenture, dated as of November 1, 2004, between Morgan Stanley and The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.), as trustee, as amended from time to time, under which the ETNs will be issued (the “indenture”). You should read all the provisions of the accompanying prospectus and prospectus supplement, including information incorporated by reference, and the indenture.

Please note that the information about the price to the public and the proceeds to Morgan Stanley on the front cover of this pricing supplement relates only to the initial sale of the ETNs. If you have purchased the ETNs after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

In addition to those terms described in the “Fact Sheet” in this pricing supplement above, the following terms will apply to your notes:

Payment at Maturity

If you hold your ETNs to maturity, you will receive a cash payment, if any, on the maturity date equal to the principal amount of your ETNs times the index factor minus the aggregate investor fee, each as determined on the final valuation date.  No amount will be paid on any other date.

The index factor on any given day will be equal to the index closing value on that day divided by the initial index value.

The investor fee for any given day equals the sum of the daily investor fees from but excluding the inception date to and including the given day.  The daily investor fee for any given day will equal an amount in cash equal to (i) 0.65% times (ii) the principal amount of your ETNs times (iii) the index factor on that day (or, if such day is not an index business day, the index factor on the immediately preceding index business day) divided by (iv) 365.

Maturity date

April 30, 2020, subject to extension if the final valuation date is postponed in accordance with the definition thereof, and subject to acceleration as described below under “—Discontinuance of the Index; Alteration of Method of Calculation”, “—Price Event Acceleration”, and “—Alternate Exchange Calculation in Case of an Event of Default”.  If the final valuation date is postponed so that it falls less than two scheduled business days prior to the scheduled maturity date, the maturity date will be the second scheduled business day following the final valuation date as postponed.

If the maturity date is not a business day, the maturity date will be the next following business day. In the event that payment at maturity is deferred beyond the stated maturity date as provided herein, no interest or other amount will accrue or be payable with respect to that deferred payment.

Final valuation date

April 27, 2020, subject to adjustment for non-trading days as described in the following paragraph.

If the scheduled final valuation date is not a trading day, the final valuation date will be postponed to the immediately succeeding trading day; provided that in no event will the final valuation date be postponed to a date later than the stated maturity date (or, if the stated maturity date is not a business day, later

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Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

than the first business day after the stated maturity date), and if such date is not a trading day, the calculation agent will determine the index closing value on such date in accordance with the formula for calculating the Index last in effect prior to the non-trading day.

Payment upon Our Repurchase

You may require us to repurchase 50,000 or more of your ETNs during the term of the ETNs on any repurchase date beginning May 16, 2008 by giving us notice on the trading day prior to any valuation date in accordance with the repurchase requirements described below.  If you require us to repurchase your ETNs prior to maturity, you will receive a cash payment equal to the principal amount of your ETNs times the index factor minus the aggregate investor fee, each as determined on such valuation date.

The index factor and the investor fee have the same meanings as described in “—Payment at Maturity” above.

Repurchase date

A repurchase date is the third business day following the applicable valuation date.

Valuation date

A valuation date is each trading day that falls within the period from and excluding the initial settlement date to and including the final valuation date.  If any scheduled valuation date is not a trading day, such valuation date will be postponed to the immediately succeeding trading day.

Repurchase Requirements

To elect to have us repurchase your ETNs on any repurchase date, you must instruct your broker or other person through whom you hold your ETNs to take the following steps:

•
Deliver a signed notice of repurchase, substantially in the form attached as Annex A to this pricing supplement, to us via fax or email by no later than 11:00 a.m. New York City time on the trading day prior to the applicable valuation date.  We must receive the notice by the time specified in the preceding sentence AND we must acknowledge receipt of the notice no later than 4:00 p.m. on the same day for it to be effective;

•
Instruct your DTC custodian to book a delivery vs. payment trade with respect to your ETNs on the applicable valuation date at a price equal to the applicable repurchase value, facing Morgan Stanley DTC 050; and

•
Cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time on the applicable repurchase date (the third business day following such valuation date).

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the offered ETNs in respect of such deadlines.  If we do not receive your notice of repurchase by 11:00 a.m. (as described under the first bullet point above) on the trading day prior to the applicable valuation date OR we do not acknowledge receipt of the notice before 4:00 p.m. on such day, your notice will not be effective and we will not repurchase your ETNs on the applicable repurchase date and you will have to resubmit the appropriate notices on a timely basis prior to a subsequent valuation date.  The last day you may deliver a notice of repurchase for the ETNs is April 24, 2020.

The calculation agent will, in its sole discretion, resolve any questions that may arise as to the validity of a notice of repurchase or as to whether and when the required deliveries have been made.

Questions about the repurchase requirements should be directed to the email address included in the attached notice of repurchase.

Any notice of repurchase we (or our affiliate) receive in accordance with the procedures described above will be irrevocable on the day it is given.

November 2014	Page 21

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

We may request that MS & Co. purchase the ETNs you may elect to have us repurchase for a cash payment that would otherwise have been payable by us.  MS & Co.’s agreement to purchase the ETNs will be without prejudice to your right to proceed against us upon any failure of MS & Co. to settle the purchase when due.  Any ETNs purchased by MS & Co. will remain outstanding.

Discontinuance of the Index; Alteration of Method of Calculation

If S&P discontinues publication of the Index and S&P or any other person or entity (including MS & Co.) calculates and publishes an index that the calculation agent determines is comparable to the Index and approves it as a successor index, then the calculation agent will determine the level of the Index on the applicable valuation date and the amount payable at maturity, upon acceleration or upon repurchase by us by reference to such successor index for the period following the discontinuance of the Index.  If the calculation agent determines that the Index is discontinued and that there is no successor index (a “discontinuance event”), then the ETNs will be deemed accelerated to the third business day immediately following the date on which the calculation agent reaches such determination (the “date of determination”) and the calculation agent will determine the amount due and payable per ETN as if the date of such discontinuance event were the final valuation date (we refer to the amount due and payable per ETN in the event of any acceleration of the ETNs under this section or under “—Price Event Acceleration” or “—Alternate Exchange Calculation in Case of an Event of Default” as the “acceleration amount”).

If at any time the method of calculating the Index, or the value thereof, is changed in a material respect, or if the Index is in any other way modified so that it does not, in the opinion of the calculation agent, fairly represent the value of the Index had such changes or modifications not been made, and the calculation agent determines that no other person or entity (including MS & Co.) is making such adjustments as may be necessary in order to arrive at a value for the Index comparable to the value of the Index as if such changes or modifications had not been made, and publishing such Index values (an “alteration event”), then the ETNs will be deemed accelerated to the third business day immediately following the date on which the calculation agent reaches such determination (also a “date of determination”), and the calculation agent will determine the acceleration amount due and payable per ETN as if the last date prior to such alteration event were the final valuation date.

Price Event Acceleration

If the closing indicative value of the ETNs is less than or equal to $1.00 per ETN on any index business day, as determined by the calculation agent (a “price event”), the ETNs will be deemed accelerated to the third index business day following the day on which the price event occurred and the calculation agent will determine the acceleration amount due and payable per ETN as if the index business day immediately following the day on which the price event occurred were the final valuation date.

Alternate Exchange Calculation in Case of an Event of Default

In case an event of default with respect to the ETNs shall have occurred and be continuing, the amount declared due and payable for each ETN upon any acceleration of the ETNs will be equal to an amount determined as though the date of acceleration were the final valuation date.

Investors will not be entitled to receive the return of the stated principal amount of each ETN upon any acceleration.

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Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

Notice to Trustee and Payment of Acceleration Amount in the Event of any Acceleration of the ETNs

If the maturity of the ETNs is accelerated because of a discontinuance event or alteration event as described under “—Discontinuance of the Index; Alteration of Method of Calculation,” a price event as described under “—Price Event Acceleration” or an event of default as described under “—Alternate Exchange Calculation in Case of an Event of Default,” we shall, or shall cause the calculation agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the acceleration amount, the aggregate cash amount due with respect to the ETNs and, in the event that the ETNs are accelerated due to a price event, discontinuance event or alteration event, of such acceleration as promptly as possible and in no event later than the second business day following the date of determination, date on which the price event occurred or date of acceleration, as applicable.   Upon such acceleration, with respect to the stated principal amount of each ETN, we will deliver to DTC, as holder of the ETNs, the acceleration amount on the third business day following the date of determination, date on which the price event occurred or date of acceleration, as applicable.

Calculation Agent

We have appointed our affiliate, Morgan Stanley Capital Services Inc., which we refer to as MSCS, to act as calculation agent for our ETNs.

The calculation agent is solely responsible for making all determinations regarding the Index, postponement of a valuation date, including the final valuation date, and the maturity date, the applicable index closing value for a valuation date, the index factor, the investor fees and the amount of payment on your ETNs, if any, to be made at maturity (including upon acceleration) or upon an earlier repurchase, as applicable.  All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on us and holders of the ETNs.

All calculations with respect to the payment at maturity (including upon acceleration) or upon repurchase will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the amount of cash payable per ETN will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate number of ETNs will be rounded to the nearest cent, with one-half cent rounded upward.

Because the calculation agent is our subsidiary, the economic interests of the calculation agent may be adverse to your interests as an investor in the ETNs, including with respect to certain determinations and judgments that the calculation agent must make.  See “—Discontinuance of the Index; Alteration of Method of Calculation.”  MSCS is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment. See also “Risk Factors—Economic interests of the calculation agent may be potentially adverse to your interests.”

November 2014	Page 23

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

Some definitions.  We have defined some of the terms that we use frequently in this pricing supplement below.

“business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

“index business day” means any day, as determined by the calculation agent, on which the closing value of the Index is calculated and published.

“index closing value” for any index business day means the closing value of the Index published at the regular weekday close of trading on that index business day.  In certain circumstances, the index closing value will be based on the alternate calculation of the Index described under “—Discontinuance of the Index; Alteration of Method of Calculation” above.

“initial index value” means the closing value of the Index on the inception date.

“trading day” means any day, as determined by the calculation agent, (a) which is an index business day and (b) on which the calculation agent is open for business in New York.

November 2014	Page 24

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

Information about the Underlying Index

Double Long Euro Index

The Double Long Euro Index (the “Index”) was developed by Morgan Stanley and will be calculated, maintained and published by Standard & Poor’s (“S&P”).  The Index is designed to provide an investable alternative to a two-times-leveraged, long investment in euros.  On any day, the Index level will reflect the value of a hypothetical investment strategy in which euros are purchased with U.S. dollars on each rebalancing day (as defined below) and then sold back for U.S. dollars on the following rebalancing day.  Generally, if the euro appreciates relative to the U.S. dollar, the euros purchased on the previous day will be sold back for more than their purchase price in U.S. dollars, thus increasing the Index level.  However, if the euro depreciates relative to the U.S. dollar, the euros will be sold back for less than their purchase price in U.S. dollars, thus decreasing the Index level.  As a result, the Index level reflects movements in the spot euro/U.S. dollar exchange rate.

In order to achieve the two-times leverage on the Index, the number of U.S. dollars used to purchase euros on each rebalancing day will be double the Index level on such day, thereby doubling the exposure to any movement in the euro/U.S. dollar exchange rate.  For example, if the euro depreciates by 1% relative to the U.S. dollar, the Index level will decrease by 2%, before giving effect to the relative interest rate differential and total return interest rate accrual factors affecting the Index described below.

The Index is rebalanced on each New York business day that is also a TARGET business day (a “rebalancing day”) and so maintains a consistent degree of leverage each rebalancing day as the Index level moves up or down with the euro/U.S. dollar exchange rate.  Therefore, the number of U.S. dollars exchanged for euros on any rebalancing day will be greater than the number of U.S. dollars exchanged on the previous day if the Index level has increased, and less than the number of U.S. dollars exchanged on the previous day if the Index level has decreased.  Generally, this daily rebalancing will have the effect of decreasing the number of U.S. dollars notionally at risk when the euro depreciates against the U.S. dollar compared to the previous rebalancing day but will also lessen the impact of any subsequent increase in the euro’s value relative to the U.S. dollar.

The Index obtains its leveraged exposure to the euro/U.S. dollar exchange rate by notionally using one-day forward contracts to finance the purchase of euros.  The pricing of these currency forward contracts reflects the relative overnight interest rates applicable to borrowings in U.S. dollars and investments in euros.  When the overnight interest rate on euros differs from the overnight interest rate on U.S. dollars, the forward exchange rate (meaning the rate at which euros can be purchased using forward contracts) will be different than the spot exchange rate to reflect that difference in interest rates.  Consequently, the level of the Index will be affected by differences between euro interest rates and U.S. dollar interest rates in addition  to any changes in the spot euro/U.S. dollar exchange rate.  If the overnight interest rate on euros is higher than the overnight interest rate on U.S. dollars, the Index level will increase (absent any change in the euro/U.S. dollar exchange rate), reflecting the opportunity for a hypothetical investor to borrow U.S. dollars for a single day at the lower U.S. dollar interest rate, convert them to euros, invest those euros for a single day at the higher euro interest rate and then convert the euros back into U.S. dollars on the next day to repay the loan.  Conversely, if the overnight interest rate on euros is lower than the overnight interest rate on U.S. dollars, the Index level will decline (absent any change in the euro/U.S. dollar exchange rate), reflecting the loss for a hypothetical investor that borrowed U.S. dollars for a single day at a U.S. dollar interest rate higher than the euro interest rate at which the purchased euros could be invested.

Because the Index is a total return index, interest is deemed to accrue on the notional amount of the Index on each calendar day at the then-current overnight Federal Funds Open Rate.  On each index business day, the interest that was deemed to accrue since the previous index business day is added to the opening value of the Index.

November 2014	Page 25

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

The amount of the hypothetical investment at the inception of the Index, on January 2, 1999, was 100 U.S. dollars, and the notional amount of the initial forward contract was 200 U.S. dollars.  On each subsequent rebalancing day, the opening level of the Index is equal to (i) the opening value of the Index on the previous rebalancing day; plus or minus (ii) any gain or loss due to the change in the spot euro/U.S. dollar exchange rate; plus or minus (iii) the effect of the interest rate differential between U.S. dollars and euros, if any, that is reflected in the forward exchange rate; plus (iv) the interest that has been deemed to accrue on the notional amount of the Index since the previous rebalancing day to give effect to the total return feature of the Index.  Because the gain or loss on the previous forward contract due to changes in the spot exchange rate, the interest rate differential and the gain from interest deemed to accrue on the notional amount of the Index are all reflected in the opening level of the Index, the Index intraday and closing levels depend only on changes in the spot exchange rate throughout the day.

On each rebalancing day, prior to the Index opening, the rate at which euros are purchased through forward contracts is determined according to the EUR/USD spot rate (Reuters page ECB37), as adjusted by the EUR/USD forward adjustment (Reuters page GHUFWEUR).  On each index business day, the spot exchange rate that S&P uses to determine the intraday Index levels is published on Reuters Page EUR=, and the closing level will reflect the spot exchange rate (Reuters Page EUR=) at 4:00 p.m., New York time.

S&P will publicly disseminate the level of the Index approximately every 15 seconds from 9:30 a.m. to 4:00 p.m., New York time, on each index business day.

License Agreement between S&P and Morgan Stanley.  The Double Long Euro Index (the “Index”) is the exclusive property of Morgan Stanley, which has contracted with Standard & Poor’s, a part of McGraw Hill Financial, Inc. (“S&P”) to maintain and calculate the Index.  S&P shall have no liability for any errors or omissions in calculating the Index.

November 2014	Page 26

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

Indicative Historical Information
The following table sets forth the published high, low and end-of-quarter closing values of the Double Long Euro Index for each quarter in the period from January 4, 2006 through October 31, 2014.  For all periods, the closing values of the Index are hypothetical values retrospectively calculated by S&P using the same methodology as is currently employed for calculating the Index based on historical data.  The indicative performance of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on any valuation date.

Double Long Euro Index	High	Low	Period End
2006
First Quarter	122.46	113.54	118.71
Second Quarter	135.01	118.18	132.11
Third Quarter	134.26	126.35	129.88
Fourth Quarter	144.30	126.64	141.30
2007
First Quarter	145.99	134.87	145.37
Second Quarter	152.26	144.94	150.52
Third Quarter	168.12	148.46	168.12
Fourth Quarter	183.62	164.08	176.98
2008
First Quarter	210.69	175.14	209.30
Second Quarter	215.32	199.94	210.51
Third Quarter	215.60	167.01	169.19
Fourth Quarter	176.25	132.51	166.09
2009
First Quarter	163.26	133.84	149.59
Second Quarter	173.46	141.52	166.37
Third Quarter	184.82	162.80	180.69
Fourth Quarter	193.45	171.28	172.82
2010
First Quarter	177.74	148.46	153.51
Second Quarter	156.85	119.03	125.21
Third Quarter	155.09	131.14	155.09
Fourth Quarter	168.36	140.34	148.78
2011
First Quarter	168.24	138.65	167.13
Second Quarter	183.18	163.00	175.27
Third Quarter	176.00	149.50	149.50
Fourth Quarter	167.46	139.07	139.12
2012
First Quarter	150.46	133.51	147.48
Second Quarter	147.26	126.62	132.52
Third Quarter	142.01	120.45	136.24
Fourth Quarter	144.32	132.94	143.19
2013
First Quarter	153.28	133.85	134.80
Second Quarter	147.03	134.74	138.73
Third Quarter	149.63	133.84	149.59
Fourth Quarter	155.84	145.88	154.69
2014
First Quarter	158.58	148.60	155.02
Second Quarter	158.54	149.49	153.12
Third Quarter	152.80	130.09	130.09
Fourth Quarter (through October 31, 2014)	133.70	129.82	127.91

November 2014	Page 27

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

The following graph shows the indicative closing values of the Double Long Euro Index from January 4, 2006 through October 31, 2014.

Indicative Performance of the Index From January 4, 2006 to October 31, 2014

November 2014	Page 28

Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

Use of Proceeds and Hedging

The net proceeds we receive from the sale of the ETNs will be used primarily for general corporate purposes and in connection with hedging our obligations under the ETNs.  The investor fee covers the ongoing payments related to the distribution of the ETNs and includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in managing the hedging of our obligations under the ETNs.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.

MS & Co. and other affiliates of ours have carried out, and will continue to carry out, hedging activities related to the ETNs, including by taking positions in the currency forward contracts underlying the Index.  MS & Co. and some of our other affiliates also trade in currency forward contracts or financial instruments related to the Index or the prices of the currency forward contracts underlying the Index on a regular basis as part of their general broker-dealer and other businesses.

Any of these hedging or trading activities during the term of the ETNs could potentially affect the value of the Index on any valuation date, and accordingly the amount of cash you would receive at maturity, upon a resale of the ETNs in the secondary market or upon our earlier repurchase of the ETNs.

Supplemental Information Concerning Plan of Distribution

As of November 19, 2014, approximately $18,640,000 principal amount of the ETNs were held for sale by Morgan Stanley & Co. LLC (“MS & Co.”).  We expect MS & Co. to offer and sell these ETNs to other dealers and investors from time to time, in each case, at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.  We received proceeds equal to 100% of the price at which the ETNs were sold by us.

In connection with this offering, MS & Co. will sell the ETNs to dealers as principal, and such dealers may then resell ETNs to the public at varying prices that the dealers will determine at the time of resale. In addition, such dealers may make a market in the ETNs, although such dealers are not obligated to do so and any of them may stop doing so at any time without notice. This prospectus (including this pricing supplement and the accompanying base prospectus and the Global Medium Term Notes, Series F, prospectus supplement) may be used by such dealers in connection with market-making transactions. In these transactions, dealers may resell an ETN covered by this prospectus that they acquire from us, MS & Co. or other holders after the original offering and sale of the ETNs, or they may sell an ETN covered by this prospectus in short sale transactions. This prospectus will be deemed to cover any short sales of ETNs by market participants who cover their short positions with ETNs borrowed or acquired from us or our affiliates in the manner described above.

With respect to each ETN sold to investors, MS & Co. and other affiliates of ours will be entitled to receive the investor fee of 0.65% per annum on an amount calculated daily equal to the product of (1) the principal amount of the ETN and (2) the index factor on such day to cover the ongoing payments related to the distribution of the ETNs, projected profits for managing our hedge position and the licensing of the Index from S&P.  MS & Co. or such other affiliates will pay Van Eck Securities Corporation a portion of such fee on a quarterly basis to promote the ETNs and to provide certain services relating to the ETNs.  Payments constituting underwriting compensation will not exceed a total of 8% of proceeds.

Dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the ETNs in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act of 1933, including, among other activities, if dealers and other persons make short sales of the ETNs and cover such short positions by borrowing ETNs from us or our affiliates or by purchasing ETNs from us or our affiliates subject to our obligation to repurchase such ETNs at a later date.  As a result of these activities, these market participants may be deemed statutory underwriters.  A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act.

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Market Vectors – Double Long Euro ETNs due April 30, 2020
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General

No action has been or will be taken by us, MS & Co. or any dealer that would permit a public offering of the ETNs or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the ETNs, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the ETNs, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, MS & Co. or any dealer.

MS & Co. has represented and agreed, and each dealer through which we may offer the ETNs has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the ETNs or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the ETNs under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the ETNs.  We shall not have responsibility for MS & Co.’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

ERISA Matters for Pension Plans and Insurance Companies

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the ETNs.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the ETNs are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the ETNs are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the ETNs.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) provides an exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more than “adequate consideration” (to be defined in regulations to be issued by the Secretary of the Department of Labor) in connection with the transaction (the so-called “service provider” exemption).

Because we may be considered a party in interest with respect to many Plans, the ETNs may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on

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Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

behalf of a Plan, transferee or holder of the ETNs will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the ETNs that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such ETNs on behalf of or with “plan assets” of any Plan, or with any assets of a governmental or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA of Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code  or any Similar Law.

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company).  Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the ETNs on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the ETNs have exclusive responsibility for ensuring that their purchase, holding and disposition of the ETNs do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any ETNs to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

United States Federal Taxation

The following is a general discussion of the material U.S. federal tax consequences of the ownership and disposition of the ETNs.

This discussion applies only to investors in the ETNs that will hold the ETNs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;
•	insurance companies;
•	certain dealers and traders in securities or commodities;
•	investors holding the ETNs as part of a “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;
•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	regulated investment companies;
•	real estate investment trusts;
•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs” as defined in Section 408 or 408A of the Code, respectively; or
•	persons subject to the alternative minimum tax.

As the law applicable to the U.S. federal income taxation of instruments such as the ETNs is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed, nor are any consequences resulting from the Medicare tax on investment income.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein.  Persons considering the purchase of the ETNs should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

General

Although the matter is unclear, under current law, we intend to take the position for purposes of complying with any U.S. federal income tax reporting requirements that each ETN is a single financial contract that is a “foreign currency contract” under Section 1256 of the Code.  Prospective investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the ETNs (including possible alternative treatments of the ETNs) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of the ETNs described above.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder.  As used herein, the term “U.S. Holder” means a beneficial owner of an ETN that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the ETNs

Assuming the treatment of the ETNs as set forth above is respected and subject to the discussion below, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Settlement.  A U.S. Holder would be required to mark to market each ETN at the end of each taxable year for which it holds an ETN, i.e., recognize gain or loss as if the ETN were sold for its fair market value on the last business day of such taxable year.

Tax Basis.  A U.S. Holder’s tax basis in the ETNs should equal the amount paid by the U.S. Holder to acquire the ETNs, adjusted by the amount of gain or loss previously recognized as described above under “Tax Treatment Prior to Settlement.”

Sale, Exchange, Early Redemption or Settlement.  Upon a sale, exchange, early redemption or settlement of the ETNs, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange, early redemption or settlement and the U.S. Holder’s tax basis in the ETNs sold, exchanged, redeemed or settled.

Character of Gain or Loss. Because the return on the ETNs is “determined by reference to the value” of a foreign currency, any gain or loss recognized on the ETNs (including any gain or loss resulting from the mark-to-market treatment discussed above) generally will be ordinary income or loss unless an election under Section 988(a)(1)(B) of the Code (the “Section 988 election”) to treat such gain or loss as capital gain or loss is available and the U.S. Holder makes such election before the close of the day on which the U.S. Holder purchases the ETNs.  It is unclear whether the Section 988 election described in the previous sentence is available for the ETNs.  If the Section 988 election is available and validly made by a U.S. Holder, and subject to the discussion below concerning the possible application of Section 1258 of the Code, the character of the gain or loss recognized by the U.S. Holder in respect of the ETNs will be 40% short-term capital gain or loss and 60% long-term capital gain or loss, regardless of the U.S. Holder’s holding period for the ETNs.  U.S. Holders may be subject to special reporting requirements applicable to ordinary foreign exchange losses that exceed certain thresholds, as well as limitations on capital losses.  U.S. Holders should consult their tax advisers regarding the possibility and advisability of making the Section 988 election and the reporting requirements discussed above.

Possible Application of Section 1258 of the Code

Due to fact that the value of the Index includes a daily accrued interest component, it is possible that an investment in the ETNs could be treated as a conversion transaction under Section 1258 of the Code.  A conversion transaction is a transaction marketed or sold as producing capital gains and from which

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Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

substantially all of the taxpayer’s expected return is attributable to the time value of the taxpayer’s net investment.  If an investment in an ETN were treated as a conversion transaction and the Section 988 election described above were available and validly made by a U.S. Holder, the gain from the sale, exchange, early redemption or settlement of the ETN would be treated as ordinary income to the extent of the applicable imputed income amount.  The applicable imputed income amount is an amount equal to the amount of interest that would have accrued on the taxpayer’s net investment in the conversion transaction (i.e., the amount paid by the U.S. Holder to acquire the ETN) for the period ending on the date of sale (including a deemed sale under the mark-to-market treatment discussed above), exchange, early redemption or settlement at a rate equal to 120 percent of the applicable federal rate.  The excess of the gain recognized over the applicable imputed income amount would be treated as capital gain.  U.S. Holders should consult their tax advisers regarding the possible application of Section 1258 of the Code to the ETNs.

Possible Alternative Tax Treatments of an Investment in the ETNs

Due to the absence of authorities that directly address the proper treatment of the ETNs, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, the treatment described above.

In particular, the IRS could seek to treat the ETNs as subject to Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).  If the IRS were successful in asserting that the Contingent Debt Regulations apply to the ETNs, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue into income original issue discount (“OID”) on the ETNs every year at a “comparable yield” determined at the time of their issuance.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, early redemption or other disposition of the ETNs would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of OID, and as capital loss thereafter.

Alternatively, each ETN might be treated as a single financial contract that is not subject to Section 1256 of the Code.  In that case, a U.S. Holder would not be required to recognize taxable income over the term of the ETNs under the mark-to-market regime of Section 1256 of the Code as described above.  However, each rebalancing of the Index, or any modification to the manner in which the Index is calculated, could be treated as a taxable exchange, in which case a U.S. Holder would generally be required to recognize gain or loss upon each rebalancing or modification even though the U.S. Holder had not sold or exchanged its ETNs.  If the ETNs are not subject to Section 1256 of the Code and the Section 988 election described above is available and validly made by a U.S. Holder, subject to the discussion above concerning the possible application of Section 1258 of the Code, any gain or loss recognized by the U.S. Holder in respect of the ETNs will be long-term capital gain or loss if the U.S. Holder’s holding period for the ETNs is more than a year at the time of taxable disposition (including any taxable exchange on account of rebalancing or modification), and short-term capital gain or loss otherwise.  If the Section 988 election were not available or were not validly made by a U.S. Holder, any gain or loss recognized by the U.S. Holder with respect to the ETNs would be ordinary income or loss.

Other alternative U.S. federal income tax treatments of the ETNs are possible, which, if applied, could significantly affect the timing and character of the income or loss with respect to the ETNs.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ETNs, possibly with retroactive effect.  In 2007, the IRS also issued a revenue ruling holding that a financial instrument, which is issued and redeemed for U.S. dollars but provides a return determined by reference to a foreign currency and related market interest rates, is a debt instrument denominated in the foreign currency.  While the ETNs are distinguishable in meaningful respects from the instrument described in the revenue ruling, future guidance that extends the scope of the revenue ruling

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Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

could materially and adversely affect the tax consequences of an investment in the ETNs for U.S. Holders, possibly with retroactive effect.

U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ETNs, including possible alternative treatments and the issues presented by this notice and revenue ruling.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the payment on the ETNs at maturity as well as in connection with the payment of proceeds from a sale, exchange, early redemption, settlement or other disposition of the ETNs, unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.  In addition, information returns may be filed with the IRS in connection with the payment on the ETNs at maturity and the payment of proceeds from a sale, exchange, early redemption or other disposition of the ETNs, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of an ETN that is for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;
•	a foreign corporation; or
•	a foreign trust or estate.

The term “Non-U.S. Holder” does not include any of the following holders:

•
a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

•	certain former citizens or residents of the United States; or
•	a holder for whom income or gain in respect of the ETNs is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ETNs.

Tax Treatment upon Sale, Exchange, Early Redemption or Settlement of the ETNs

In General.  Assuming the treatment of the ETNs as set forth above under “—General” is respected, and subject to the discussions regarding backup withholding and FATCA, a Non-U.S. Holder of the ETNs will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder or upon a deemed sale under the mark-to-market rules of Section 1256 of the Code (as discussed above).

Subject to the discussion below regarding the possible application of FATCA, if all or any portion of an ETN were treated as a debt instrument, any payment made to a Non-U.S. Holder with respect to the ETNs would not be subject to U.S. federal withholding tax, provided that:

•	the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner.

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Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

Certification Requirement.  The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of an ETN (or a financial institution holding the ETN on behalf of the beneficial owner) furnishes to the applicable withholding agent an applicable IRS Form W-8, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Among the issues addressed in the notice is the degree, if any, to which any income with respect to these instruments should be subject to U.S. withholding tax.  It is possible that any Treasury regulations or other guidance issued after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the ETNs, possibly on a retroactive basis.  Non-U.S. Holders should note that we currently do not intend to withhold on any payment made with respect to the ETNs to Non-U.S. Holders (subject to compliance by such holders with the certification requirement described above and to the discussion below regarding the possible application of FATCA).  However, in the event of a change of law or any formal or informal guidance by the IRS, the U.S. Treasury Department or Congress, we may decide to withhold on payments made with respect to the ETNs to Non-U.S. Holders and we will not be required to pay any additional amounts with respect to amounts withheld.  Accordingly, Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the ETNs, including the possible implications of the notice referred to above.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, the ETNs may be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the ETNs.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the ETNs at maturity as well as in connection with the payment of proceeds from a sale, exchange, early redemption, settlement or other disposition of the ETNs.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “― Tax Treatment upon Sale, Exchange, Early Redemption or Settlement of the ETNs―Certification Requirement” will satisfy the certification requirements necessary to avoid backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Legislation

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied.  An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements.  This legislation generally applies to certain financial instruments that are treated as paying U.S.-source interest or dividends or other U.S.-source “fixed or determinable annual or periodical” income.  If the ETNs were recharacterized as debt instruments as described above in “—Tax Consequences to U.S. Holders—Possible Alternative Tax Treatments of an Investment in the ETNs,” this legislation would apply to any payment of amounts treated as interest and, for dispositions after December 31, 2016, any payment of gross proceeds of the disposition (including upon retirement) of the ETNs.  If withholding applies to the ETNs, we will not be required to pay any additional amounts with respect to amounts withheld.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the potential application of FATCA to the ETNs.

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Market Vectors – Double Long Euro ETNs due April 30, 2020
Based on the Performance of the Double Long Euro Index

Annex A

FORM OF NOTICE OF REPURCHASE
Dated:

Morgan Stanley

Fax: (212) 507-2268

E-mail: etn_redemption@morganstanley.com

Dear Ladies/Gentlemen:

The undersigned holder of Market Vectors – Double Long Euro ETNs due April 30, 2020 Based on the Performance of the Double Long Euro Index, CUSIP No. 617480272 (the “ETNs”) hereby irrevocably elects to exercise, on the repurchase date, with respect to the number of the ETNs indicated below1, as of the date hereof, the repurchase right as described in the pricing supplement relating to the ETNs (the “Pricing Supplement”). Terms not defined herein have the meanings given to such terms in the Pricing Supplement.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the ETNs (specified below) to book a delivery vs. payment trade on the valuation date with respect to the number of ETNs specified below at a price per ETN equal to the repurchase value, facing Morgan Stanley DTC 050 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time on the repurchase date.

The undersigned understands and agrees that this Notice of Repurchase will not be effective unless and until Morgan Stanley delivers to the undersigned the signed acknowledgement set forth below by 4:00 p.m. on the date hereof.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
E-mail:

Number of ETNs surrendered for repurchase1:

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

Received and acknowledged:
Morgan Stanley

By:
Name:
Title:

1 You must require us to repurchase at least 50,000 ETNs at one time in order to exercise your right to require us to repurchase your ETNs on any repurchase date.

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Market Vectors – Double Long Euro ETNs
due April 30, 2020

Based on the Performance of the Double Long Euro Index
Issued by Morgan Stanley